
September 17, 2010

Mr. R. Gregory Lewis
Chief Financial Officer
J. Alexander's Corporation
P.O. Box 24300
3401 West End Avenue
Nashville, Tennessee 37203

> **Re:** **J. Alexander's Corporation**
> **Form 10-K for the Year Ended January 3, 2010**
> **File No. 001-08766**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 3, 2010

Item 6. Selected Financial Data, page 13

1. We note your disclosure of cash flows provided by operations. In order to provide a more complete and balanced picture, please also disclose cash flows from investing and from financing activities for each period presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and Administrative Expenses, page 17

2. Please provide to us in your response your assessment of materiality of the misclassification of certain franchise taxes as state income taxes. Specifically address materiality as it concerns your operating income.

Financial Statement

Note B – Earnings Per Share, page 34

3. Please specifically state the number of potentially dilutive shares excluded in fiscal 2009 due to antidilution.

Note G – Income Taxes

4. We note from your tabular disclosure here that you increased your valuation allowance on your deferred tax assets by approximately $9.96 million during fiscal 2009. Your disclosure regarding the facts and circumstances leading to this significant increase is overly general in nature, citing only "ability to realize those assets." Please tell us in your response and revise your disclosure to include the exact changes in facts and circumstances, including the positive and negative evidence considered in your decision such as projected results and corresponding projected utilization of such deferred tax assets, leading to your conclusion that such an increase in the valuation allowance was necessary.

Note H – Stock Options and Benefit Plans

5. Refer to the change in deferred compensation obligations between December 28, 2008 and January 3, 2010. Please provide us with a supplemental schedule of activity in this account. Identify and explain any individually significant account increases or decreases that occurred during the period.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. R. Gregory Lewis
J. Alexander's Corp
September 17, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief